INVEST IN **LOOKYLOO**

Disrupting a $222 Billion Real Estate Market


lookyLOO

lookyloomove.com San Francisco, CA

Technology B2C Real Estate

Featured Investors



Brian Condon

Syndicate Lead

Angel Investor/Tech Entrepreneur

Invested in LookyLOO and Akamai Basics

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I have worked with and invested with the LookyLOO team for many years and have been impressed with the development of the platform throughout the process. As an empty-nester myself I believe we really need a system for navigating all the choices for places we could move and then helps us manage the process for making that move.

We're obviously in the middle of a revolution in how much freedom we have to move pretty much anywhere we'd like and I think the LookyLOO team has created a product that can help people with that newfound freedom. I am investing with the team in this round and plan on continuing to support the team through future rounds.

Invested $25,000 this round

Highlights

1. Founders with 6 exits & experience scaling companies to $100M+ ARR
2. Delivering a new platform using AI that people use to discover cities & neighborhoods to call home
3. Addressing search volume for new cities/neighborhoods that exploded from 60m to 100m since 2020.
4. Serving a market of 30M movers/year in the U.S. & 8M+ more intending to move since WFH
5. Experienced team has built decision journey systems for military, auto, insurance, and colleges.

Our Team



Edmond Dilworth CEO

3x founder with 2 exits. Social Context Labs CEO - led communication development efforts for companies including: Chevy, MINI, Enphase & Electronic Arts, among others. Experience building co's from 0-100+ employees.

We have a history helping build and grow platforms for people working through complicated journeys: childbirth, college selection. It seemed obvious that there was a similar journey in considering moving but no tool or platform designed to help people through the full journey.



Mike Fung Chief Creative Officer

Chief Creative Officer Social Context Labs and former Global Head of Creative - Roche Worldwide, Executive Creative Director - Havas. Award-winning creative and brand for Roche, Enphase, Sony PlayStation, Method Home Products, and GAP, among others.



Michele Hobbs Chief Marketing Officer

Building valuable customer experiences for Fortune-500 brands (Cisco, eBay, Lowe's, Merck, Microsoft) and startups - from software to spirits. 20+ yrs proven success in managing teams of 50+, $1M+ budgets, and driving traffic, leads & profitable ROI.



Robert Dimicco SVP, Engineering & Product

Developed LookyLOO platform with Social Context Labs team. Former VP, Innovation Labs, Lowe's. SVP Engineering and Product, Riskalyze, Co-Founder and CEO, Reveal.ai.



Drew McAuliffe Senior Software Engineer

Systems architect with 20 yrs experience. Developed LookyLOO application as part of Social Context Labs platform build. Worked in application development for Academy Awards, Disney, Warner Brothers, among others.



FACTORY

Noah Larsen Front-End Engineer and Product Designer

Designed and built LookyLOO application as part of Social Context Labs platform development. Sr. Product Designer at Photobucket and Indigogo with deep experience in design/dev in launch/validation stages of companies.



J

Jennifer Studnicki Marketing Director

Communication planning leader at Social Context Labs and Lyfe Marketing for brands including: Enphase Energy, Greenwich Biosciences, Arcellx among others. Expert in digital, social, content & SEO/SEM for brand/traffic and performance marketing campaigns.



Gina Kida Director, Brand Strategy

Gina is in charge of how LookyLOO communicates with its customers. She has run brand and and communication planning efforts for companies and agencies including: Microsoft, Chevrolet, Ogilvy & Mather and more.

Why lookyLOO?

We are living through the most dramatic shift in the places Americans choose to live since the creation of suburbs.

A burst of mobility has ushered in a major geographic reshuffling. With remote work flexibility, young people and families are moving outward from expensive, high-density metro areas, empty-nesters and retirees are gravitating toward active town centers and people of all stripes are newly assessing their options.

If you're looking to move, LookyLOO helps you evaluate different cities and neighborhoods that meet your criteria. This includes comparing broad factors like lifestyle, economy and the reviews of locals about living there. It also includes evaluating specifics like housing prices, transportation options, the quality of bars and restaurants, safety, schools, and many other factors.

With up-to-date and relevant information feeds from multiple perspectives, LookyLOO is command-central for finding the next great city and neighborhood to call home.



WE ARE NOW UNTETHERED FROM
CITIES AND NEIGHBORHOODS
#urbanshuffle

The ability to work from home + extended longevity and healthier lifestyles of empty nesters and retirees means the U.S. population is living in a New Era. One which already has, and will continue to move every generation. America's Untethered Era is here.



IN THE LAST THREE YEARS,
~8 MILLION ADULTS / YEAR EXPRESS


INTENT TO MOVE AS A RESULT OF BEING UNTETHERED FROM WORK-FROM-OFFICE REQUIREMENTS
IN REVERSAL OF HISTORICAL TRENDS MORE PEOPLE MOVING TO SMALLER CITIES FROM LARGE
Moves within metros and across country to smaller cities that have the walkable density of bigger cities mixed with the quality education and outdoor experiences of smaller cities.


THIS RUNS IN PARALLEL WITH AN EXPLOSION IN EMPTY-NESTERS AND RETIREES ABANDONING CLASSIC SUBURBS TO MOVE TO URBANIZED SUBURBS, BIG CITIES AND COLLEGE TOWNS.
CRAVING A NEW SET OF EXPERIENCES DRIVEN BY LIFESTYLE, WALK-SCORE AND CULTURE

These dramatic societal changes manifest in an explosion in search and digital traffic exploration of new cities and neighborhoods among all age and life-stage populations in the U.S.


SEARCH VOLUME EXPLORING MOVES TO NEW CITIES AND NEIGHBORHOODS EXPLODES FROM AN ANNUAL AVERAGE 60 MILLION SEARCHES PER YEAR TO AN AVERAGE 100 MILLION

There's a new decision-making process about where we're going to live.


WE ARE LIVING IN A NEW ERA
1930's
Agricultural Era
1950's
Industrial Era
1970's
Post Industrial Society
REMOTE WORK
+
Expanded Lifespan
POST PANDEMIC
Untethered Era

Research from Zillow shows 8 million+ additional adults expressing the intent to move as a result of being untethered from work-from-office demands.


THE UNTETHERED CLASS IS HERE

Untethered.

This revolution means that consumers need help in discovering all the different cities, towns and neighborhoods that meet their personal lifestyle and economic criteria. A platform that guides them in the process of discovery and helps them to plan and manage the complicated journey of the move.


CONSUMERS NEED A SERVICE THAT SUPPORTS THEIR INTEREST AND ABILITY TO MOVE TO CITIES AND NEIGHBORHOODS THAT ARE LIFE-CENTRIC
Lifestyle Amenities
Housing Friendly
Budget Friendly
Lower Density
Charming

The market size of U.S. citizens that move each year is massive.

- 52 million U.S. adults move every five years
- 30 million U.S. citizens move each year
- 10m+ move more than 500 miles
- 8m more people plan to move due to WFH policies


Market Size
52M+
30M+
8M+*
U.S. ADULTS MOVE EACH FIVE YEARS
Total Available Market
U.S. POPULATION MOVE EACH YEAR
Serviceable Available Market
ADDITIONAL U.S. ADULTS PLANNING TO MOVE DUE TO WORK FROM HOME
Growth Opportunity
* Zillow 2020 Market Report

LookyLOO will generate revenue several ways.

1. Advertising that includes both general run of site and listings for homes in the city and neighborhood pages.
2. Subscriptions from customers for advanced MoveBook services.
3. Realtor sponsorships of cities and neighborhoods.
4. Lead Generation through accounts and professional service offerings that will be available in the MoveBook section of the platform.


Business Model
Advertising / Subscriptions / Realtor Sponsors
(throughout site + MoveBook upgrades)
Lead Generation
(saved accounts + professional services)
Your Favorites
Revenue Projections
Year 1 → $250K
Year 2 → $1M
Year 3 → $5M

Forward-looking projections cannot be guaranteed.

The LookyLOO Advantage.

Unlike other major life-change project categories (like college selection or purchasing a home) LookyLOO is unique in that there is no other market solution to help people from start to finish of the daunting relocation process.*

From discovering and identifying a list of contender places, all the way through the actual move, LookyLOO provides all the relevant data, peer reviews, vendor information and details needed to support the user's journey through this process. There's nothing else like it.

At present, the competition is focused on providing data on homes. Zillow, Redfin, Trulia etc., all target the 'last mile' of home-ownership and neglects the arduous process of managing all the elements that go into making choices about *where* to move.

Filling the whitespace.

The opportunity in the market lies in supporting the user earlier in the process, when they need help to familiarize themselves with the landscape of choices, and figure out which towns and neighborhoods will best suit them.

LookyLOO is the fun and helpful tool for the untethered to get from wherever they are to wherever they want to be.



LookyLOO addresses the needs of the U.S. consumer and realtors by supporting them through their journey.

- Filtered searches based on personal preferences creates shortlists of the right cities.

- Scoring, narratives and local reviews help narrow or clarify the best cities to consider.

- An intelligence account system helps you manage the process of evaluating the best cities and neighborhoods from the start of your exploration through the actual move.

- The platform gives realtors a platform for engaging with prospects earlier in their move journey and captures leads well ahead of any other system at their disposal.

- Finally, LookyLOO gives realtors a platform for sharing content and anything else their clients need to understand the best city/neighborhood in their search process (in the same way Houzz does for design but instead for moves).

Product



The LookyLOO scoring system works by combining the left-brained criteria of economic opportunity of a city, with the right-brained outdoor and cultural/entertainment lifestyle opportunities, and most importantly, by scoring the sentiment of those who live and post reviews about that city on platforms across the social and digital web.

Look Score



LookyLOO combines data to show you places that are relevant (like Zillow), consumer feedback and sentiment to help you get a truly authentic sense of place (like Trip Advisor) and an active, working environment that supports you throughout the lengthy and messy process (like Houzz.)

Competitive Advantages

1. 1st to Market

Existing services fall into two categories:

"Last Mile" systems that primarily support you when you know where you are planning to move (Zillow, Apartments.com, Redfin, niche.com etc.)

Shallow/fixed content describing "10 great cities

2. Ease of Use & Filter Options

Easy and varied filtering options to get to the right short-list of places to live.

Easily create a Look List to build your next nest using filters to start narrowing down your search.



for retirement" that don't provide an honest voice or provide flexibility in context for your situation.
3.
Voice & Depth of Context
Data from 10+ sources for city characteristics Deep narrative with truly honest pros and cons about living in that city/neighborhood.
Proprietary sentiment analysis and reviews of people who live in city.
4.
Tools & Social Integration
A personalized move-process tool called MoveBook (think House Ideabook) that supports you during the search process.
Integrated "Buzz" from Reddit, Quora, YouTube, and across social to see what's it like to live in a city/neighborhood.

We are first to market according to our research.



















Team lookyLOO
Edmond Dilworth
CEO
Mike Fung
Chief Creative Officer
Michele Hobbs
Chief Marketing Officer
Robert Dimicco
SVP, Engineering & Product
Amy Manning
VP, Operations
Drew McAuliffe
Senior Software Engineer
Noah Larsen
Front-End Engineer & Product Designer
Jennifer Studnicki
Marketing Director
Gina Kinda
Brand Strategy

Our world class team has grown Fortune 500 brands & scaled companies to $100M+ ARR

















What will I get from Crowdfunding?

Your investment will convert into equity in a future round of funding (usually led by an institutional investor) or when there is an exit (IPO, SPAC or acquisition).

Exit Strategy:

We firmly believe in delivering a return to each and every investor. As such, our team's goal is to bring LookyLOO to the public markets. We know nothing is certain, and other paths like acquisitions are certainly possible — but we will work tirelessly .

This is our commitment to you.

Forward-looking projections cannot be guaranteed.

Use of Proceeds:

To ensure we continue to establish LookLOO as command-central for people looking to move, we'll use the capital raised to continue building and scaling our technology, our marketing and our team. By supercharging our development and marketing engine, LookyLOO will further expand and develop key product features that lead to new revenue.

Why is LookyLOO raising funds through a Community Round?

LookyLOO has a large community of Realtors and partners that would like to participate in the raise at lower entry points than is practical to manage in the cap table. A community raise solves this issue, and gives our partners a stake in the company.

Community is important to LookyLOO, as we consider a wide range of partners critical for participation in the growth of the platform. Offering these partners an opportunity to invest solidifies the relationship and ultimately results in the best product.

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*According to our research, there is no other market solution besides LookyLoo to help people from start to finish of the daunting relocation process

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Downloads



LookyLOO Pitch Deck.pdf